Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information
For the nine months ended

30 September 2024 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE Three and NINE MONTHS ended 30 SEPTEMBER 2024 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-32

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine months ended 30 September 2023 and 2024 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Nine Months Ended		Three Months Ended
		30 September 2023	30 September 2024	30 September 2023	30 September 2024

REVENUE	4,5,18	1,342,697	1,801,805	508,436	649,754
Net fee revenue		682,287	907,495	266,833	329,430
Interest revenue		602,604	773,757	217,166	283,620
Retail revenue		37,133	115,216	16,027	39,542
Other gains/(losses)		20,673	5,337	8,410	(2,838)

COSTS AND OPERATING EXPENSES	6,18	(621,834)	(903,108)	(228,873)	(316,441)
Interest expenses		(344,431)	(451,521)	(123,957)	(158,937)
Transaction expenses		(20,078)	(21,418)	(7,238)	(8,009)
Cost of goods and services		(108,085)	(212,147)	(40,749)	(76,449)
Technology & product development		(60,079)	(80,212)	(22,138)	(27,538)
Sales & marketing		(13,802)	(31,058)	(5,073)	(10,651)
General & administrative expenses		(18,194)	(22,458)	(6,515)	(7,293)
Provision expenses	7	(57,165)	(84,294)	(23,203)	(27,564)

NET INCOME BEFORE TAX		720,863	898,697	279,563	333,313

Income tax	8	(120,086)	(158,264)	(47,071)	(58,937)

NET INCOME		600,777	740,433	232,492	274,376

Attributable to:
Shareholders of the Company		597,073	727,843	231,156	269,693
Non-controlling interest		3,704	12,590	1,336	4,683
NET INCOME		600,777	740,433	232,492	274,376

Earnings per share
Basic (KZT)	9	3,143	3,835	1,218	1,419
Diluted (KZT)	9	3,116	3,806	1,207	1,409

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three and nine months ended 30 September 2023 and 2024 (Unaudited)

(in millions of KZT)

	Nine Months Ended		Three Months Ended
	30 September 2023	30 September 2024	30 September 2023	30 September 2024
NET INCOME	600,777	740,433	232,492	274,376

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	67	48	48	10
Items that may be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for debt instruments at FVTOCI:
Gains/(losses) arising during the period, net of tax KZT Nil	14,334	8,197	(2,458)	28,218
Expected credit losses/(recoveries) recognised in profit or loss	720	(278)	536	(19)
Reclassification of losses included in profit or loss, net of tax KZT Nil	3,116	1,600	2,015	22
Foreign exchange differences on translation of foreign operations	(59)	408	(247)	799

Other comprehensive income/(loss) for the period	18,178	9,975	(106)	29,030

TOTAL COMPREHENSIVE INCOME	618,955	750,408	232,386	303,406
Attributable to:
Shareholders of the Company	615,060	737,713	231,051	298,418
Non-controlling interest	3,895	12,695	1,335	4,988
TOTAL COMPREHENSIVE INCOME	618,955	750,408	232,386	303,406

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2023 and 30 September 2024 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	31 December 2023	30 September 2024
ASSETS:
Cash and cash equivalents	10	820,466	506,634
Mandatory cash balances with National Bank of the Republic of Kazakhstan		47,110	52,679
Due from banks	17	30,683	35,050
Investment securities and derivatives	11,17	1,377,772	1,431,290
Loans to customers	12,17,18	4,235,957	5,244,716
Property, equipment and intangible assets		174,346	205,224
Other assets	18	135,598	145,018

TOTAL ASSETS		6,821,932	7,620,611

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	13,17	154	50,927
Customer accounts	14,17,18	5,441,456	5,959,138
Debt securities issued	17	99,468	49,831
Subordinated debt	17	62,369	60,910
Other liabilities	18	115,272	124,257

TOTAL LIABILITIES		5,718,719	6,245,063

EQUITY:
Issued capital	15	130,144	130,144
Treasury shares	15	(152,001)	(151,521)
Additional paid-in-capital		506	506
Revaluation reserve of financial assets and other reserves		9,719	19,589
Share-based compensation reserve	16	34,810	26,477
Retained earnings		1,054,945	1,314,913
Total equity attributable to Shareholders of the Company		1,078,123	1,340,108
Non-controlling interest		25,090	35,440
TOTAL EQUITY		1,103,213	1,375,548

TOTAL LIABILITIES AND EQUITY		6,821,932	7,620,611

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the nine months ended 30 September 2023 and 2024 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid- in capital	Revaluation reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	-	-	-	-	-	597,073	597,073	3,704	600,777
Other comprehensive income	-	-	-	17,987	-	-	17,987	191	18,178
Total comprehensive income	-	-	-	17,987	-	597,073	615,060	3,895	618,955
Acquisition of subsidiary with non-controlling interest	-	-	-	-	-	(2,080)	(2,080)	2,080	-
Dividends declared	-	-	-	-	-	(399,067)	(399,067)	-	(399,067)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(2,548)	(2,548)
Share options accrued	-	-	-	-	11,651	-	11,651	-	11,651
Share options exercised	-	2,760	-	-	(15,323)	12,563	-	-	-
Share buy-back program	-	(45,234)	-	-	-	-	(45,234)	-	(45,234)
Balance at 30 September 2023	130,144	(136,532)	506	8,786	25,602	970,989	999,495	9,951	1,009,446
Balance at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-	-	-	727,843	727,843	12,590	740,433
Other comprehensive income	-	-	-	9,870	-		9,870	105	9,975
Total comprehensive income	-	-	-	9,870	-	727,843	737,713	12,695	750,408
Dividends declared	-	-	-	-	-	(484,542)	(484,542)	-	(484,542)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(2,345)	(2,345)
Share options accrued	-	-	-	-	11,666		11,666	-	11,666
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buyback program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance at 30 September 2024	130,144	(151,521)	506	19,589	26,477	1,314,913	1,340,108	35,440	1,375,548

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the nine months ended 30 September 2023 and 2024 (Unaudited)

(in millions of KZT)

	Nine months ended 30 September 2023	Nine months ended 30 September 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	424,259	585,592
Other interest received	57,208	139,913
Interest paid	(330,833)	(439,598)
Expenses paid on obligatory insurance of individual deposits	(7,604)	(9,608)
Net fee revenue received	682,431	917,119
Retail revenue received	37,133	115,216
Sales & marketing expenses paid	(13,622)	(30,936)
Other income received	21,289	4,955
Transaction expenses paid	(20,078)	(21,418)
Cost of goods and services purchased	(106,714)	(211,041)
Technology & product development expenses paid	(50,907)	(54,504)
General & administrative expenses paid	(11,519)	(15,856)
Cash flows from operating activities before changes in operating assets and liabilities	681,043	979,834

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(4,014)	(5,569)
Due from banks	(3,425)	(5,977)
Financial assets at FVTPL	3,303	(889)
Loans to customers	(669,550)	(1,077,308)
Other assets	(31,311)	(4,605)
Increase/(decrease) in operating liabilities:
Due to banks	(11,368)	50,679
Customer accounts	813,091	495,210
Financial liabilities at FVTPL	881	438
Other liabilities	1,847	(5,634)
Cash inflow from operating activities before income tax	780,497	426,179
Income tax paid	(110,435)	(130,634)
Net cash inflow from operating activities	670,062	295,545
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(43,301)	(64,716)
Proceeds on sale of property and equipment	155	273
Proceeds on disposal of investment securities at FVTOCI	1,751,639	513,137
Purchase of investment securities at FVTOCI	(1,976,849)	(527,586)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(4,820)	-

Net cash outflow from investing activities	(273,176)	(78,892)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the nine months ended 30 September 2023 and 2024 (Unaudited)

(in millions of KZT)

	Nine months ended 30 September 2023	Nine months ended 30 September 2024

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(399,067)	(484,542)
Dividends paid by subsidiary to non-controlling interest	(2,548)	(2,345)
Purchase of treasury shares	(45,234)	(2,852)
Repayment of debt securities issued	(41,261)	(51,195)
Repayment of subordinated debt	(5,300)	-
Net cash outflow from financing activities	(493,410)	(540,934)

Effect of changes in foreign exchange rate on cash and cash equivalents	9,679	10,449

NET DECREASE IN CASH AND CASH EQUIVALENTS	(86,845)	(313,832)

CASH AND CASH EQUIVALENTS, beginning of period	615,360	820,466

CASH AND CASH EQUIVALENTS, end of period	528,515	506,634

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Joint Stock Company “Kaspi.kz” operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Other than in e-Grocery and car e-commerce, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers. Following the completion of our investment in Kolesa JSC, we have access to widely recognized classifieds platforms in Kazakhstan and Autoelon.uz, an Uzbekistan car marketplace and member of the Kolesa Group.

•
Fintech: Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services. All Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

The Group structure did not significantly change since 31 December 2023.

The shareholders are as follows:

	31 December 2023%	30 September 2024%
Baring Funds*	27.53	24.97
Mikheil Lomtadze	24.67	22.60
Vyacheslav Kim	23.47	21.40
Public Investors	20.92	27.38
Management	3.41	3.65

Total	100.00	100.00

*As at 31 December 2023 and 30 September 2024, Asia Equity Partners Limited held 21.06% and 9.02% of total shares respectively, Fintech Partners Limited held 0% and 9.5% of total shares respectively, and Baring Fintech Nexus Limited held 6.47% and 6.45% of total shares respectively, on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 29 October 2024.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December 2023	30 September 2024

KZT/USD	454.56	481.19
KZT/EUR	502.24	538.45

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2023.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2024:

IFRS S2 Climate-related Disclosures	1 January 2024
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)	1 January 2024
Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1)	1 January 2024

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains. Rewards earned by retail customers of the Group are deducted from revenue.

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024

REVENUE	1,342,697	1,801,805	508,436	649,754
Fee revenue	710,162	946,900	276,318	342,212
Interest revenue	602,604	773,757	217,166	283,620
Retail revenue	37,133	115,216	16,027	39,542
Rewards	(27,875)	(39,405)	(9,485)	(12,782)
Other gains/(losses)	20,673	5,337	8,410	(2,838)

Revenue by segments is presented below:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024
Payments	339,014	421,293	124,873	155,980
Payments fee revenue	260,788	328,450	97,009	121,027
Interest revenue	78,226	92,843	27,864	34,953

Marketplace	283,566	497,996	125,250	178,940
Marketplace fee revenue	243,479	379,858	108,158	137,377
Retail revenue	37,133	115,216	16,027	39,542
Other gains	2,954	1,040	1,065	139
Interest revenue	-	1,882	-	1,882

Fintech	747,992	929,691	267,798	331,605
Interest revenue	524,378	680,757	189,302	248,510
Fintech fee revenue	205,895	244,637	71,151	86,072
Other gains/(losses)	17,719	4,297	7,345	(2,977)
Intergroup	-	(7,770)	-	(3,989)
Segment Revenue	1,370,572	1,841,210	517,921	662,536
Rewards	(27,875)	(39,405)	(9,485)	(12,782)
REVENUE	1,342,697	1,801,805	508,436	649,754

For the nine months ended 30 September 2024, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. In addition, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of free cash flow to term deposits in the Bank that is offset by interest expenses of Fintech.

Other gains/(losses) are mainly net gains on foreign exchange operations and net gains on financial assets and liabilities. For the nine months ended 30 September 2023 and 2024, the net gains on foreign exchange operations were KZT 10,817 million and KZT 1,844 million, respectively. For the three months ended 30 September 2023 and 2024, net gains on foreign exchange operations were KZT 6,251 million and KZT 399 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

For the nine months ended 30 September 2023 and 2024, the net gains on financial assets and liabilities were KZT 6,535 million and KZT 1,781 million, respectively. For the three months ended 30 September 2023 and 2024, net gains/(losses) on financial assets and liabilities at FVTPL were KZT 1,000 million and KZT (3,555) million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024
Goods and services transferred at point in time	521,912	799,552	214,435	289,500
Payments fee revenue - Transaction Revenue	241,300	304,478	90,250	112,581
Marketplace fee revenue - Seller Fees	243,479	379,858	108,158	137,377
Retail revenue	37,133	115,216	16,027	39,542
Goods and services transferred over time	225,383	268,609	77,910	94,518
Payments fee revenue - Membership Revenue	19,488	23,972	6,759	8,446
Fintech fee revenue - Membership Revenue	2,375	2,589	847	869
Fintech fee revenue - Fintech banking service fees	203,520	242,048	70,304	85,203
TOTAL FEE AND RETAIL REVENUE	747,295	1,068,161	292,345	384,018

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024

SEGMENT REVENUE	1,370,572	1,841,210	517,921	662,536
Payments	339,014	421,293	124,873	155,980
Marketplace	283,566	497,996	125,250	178,940
Fintech	747,992	929,691	267,798	331,605
Intergroup	-	(7,770)	-	(3,989)

NET INCOME	600,777	740,433	232,492	274,376
Payments	219,531	272,195	81,939	102,551
Marketplace	160,474	232,761	73,862	83,873
Fintech	220,772	235,477	76,691	87,952

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

For the nine months ended 30 September 2023 and 2024, costs and operating expenses that are deducted from revenue, include interest expenses of KZT 344,431 million and KZT 451,521 million, respectively, provision expenses were KZT 57,165 million and KZT 84,294 million, respectively, both attributable to Fintech Segment, share-based compensation expenses and other expenses recognised across the segments.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

The following table presents the summary of share-based compensation expense by segments:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024

SHARE-BASED COMPENSATION	(11,651)	(11,666)	(3,952)	(3,888)
Payments	(3,775)	(4,405)	(1,262)	(1,470)
Marketplace	(1,194)	(1,506)	(398)	(510)
Fintech	(6,682)	(5,755)	(2,292)	(1,908)

6.
Costs and operating expenses

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024

COSTS AND OPERATING EXPENSES	(621,834)	(903,108)	(228,873)	(316,441)
Interest expenses	(344,431)	(451,521)	(123,957)	(158,937)
Transaction expenses	(20,078)	(21,418)	(7,238)	(8,009)
Cost of goods and services	(108,085)	(212,147)	(40,749)	(76,449)
Technology & product development	(60,079)	(80,212)	(22,138)	(27,538)
Sales & marketing	(13,802)	(31,058)	(5,073)	(10,651)
General & administrative expenses	(18,194)	(22,458)	(6,515)	(7,293)
Provision expenses (Note 7)	(57,165)	(84,294)	(23,203)	(27,564)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions.

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Nine months ended 30 September 2023			Nine months ended 30 September 2024
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(16,665)	(237)	(939)	(21,233)	-	(955)
Technology & product development	(28,011)	(15,854)	(2,426)	(40,292)	(18,374)	(4,050)
Sales & marketing	(1,254)	-	(85)	(2,126)	-	(114)
General & administrative expenses	(11,755)	(2,630)	(257)	(12,713)	(2,953)	(736)
Total	(57,685)	(18,721)	(3,707)	(76,364)	(21,327)	(5,855)

	Three months ended 30 September 2023			Three months ended 30 September 2024
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(5,682)	-	(290)	(7,364)	-	(329)
Technology & product development	(9,872)	(6,249)	(896)	(13,846)	(6,217)	(1,503)
Sales & marketing	(438)	-	(26)	(733)	-	(45)
General & administrative expenses	(4,049)	(891)	(132)	(4,195)	(1,031)	(220)
Total	(20,041)	(7,140)	(1,344)	(26,138)	(7,248)	(2,097)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024

SHARE-BASED COMPENSATION	(11,651)	(11,666)	(3,952)	(3,888)
Cost of goods and services	(988)	(988)	(330)	(330)
Technology & product development	(5,192)	(6,705)	(1,696)	(2,235)
Sales & marketing	(377)	(406)	(125)	(136)
General & administrative expenses	(5,094)	(3,567)	(1,801)	(1,187)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the nine months ended 30 September 2023 were as follows:

	Loans to customers				Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equiva-lents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2022	67,604	11,785	135,313	-	6	82	656	-	3	7,794	39	223,282
Changes in provisions
-Transfer to Stage 1	14,411	(1,737)	(12,674)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(8,382)	13,579	(5,197)	-	-	(1)	1		-	-	-	-
-Transfer to Stage 3	(13,518)	(8,204)	21,722	-	-		(530)	530	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(26,163)	1,385	46,641	70	7	(3)	39	656	3	1,322	(5)	23,952
New assets issued or acquired	57,322	-	-	-	-	28			-	-	-	57,350
Repaid assets (except for write-off)	(27,703)	(1,473)	(9,518)	-	-	-	-	-	-	-	-	(38,694)
Modification effect	-	-	14,557	-	-	-	-	-	-	-	-	14,557
Total effect on Consolidated Statements of Profit or Loss	3,456	(88)	51,680	70	7	25	39	656	3	1,322	(5)	57,165
Write-off, net of recoveries	-	-	(43,134)	-	-	-	-	-	-	(3,737)	-	(46,871)
Foreign exchange difference	-	-	(1)	-	-	-	-	-	-	(48)	-	(49)
As at 30 September 2023	63,571	15,335	147,709	70	13	106	166	1,186	6	5,331	34	233,527

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the nine months ended 30 September 2024 were as follows:

	Loans to customers				Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	25,849	(4,343)	(21,506)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(9,409)	17,655	(8,246)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(21,498)	(8,158)	29,656	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(29,401)	2,882	50,637	1,152	1	167	(18)	(548)	39	1,468	(11)	26,368
New assets issued or acquired	69,082	-	-	-	-	120	-	-	-	-	-	69,202
Repaid assets (except for write-off)	(24,238)	(1,300)	(8,208)	-	-	-	-	-	-	-	-	(33,746)
Modification effect	-	-	22,470	-	-	-	-	-	-	-	-	22,470
Total effect on Consolidated Statements of Profit or Loss	15,443	1,582	64,899	1,152	1	287	(18)	(548)	39	1,468	(11)	84,294
Write-off, net of recoveries			(44,175)	-	-	-	-	-	-	565	-	(43,610)
Foreign exchange difference			(3)	-	-	-	-	-	-	-	-	(3)
As at 30 September 2024	70,324	23,026	186,667	1,413	7	401	140	588	62	7,673	24	290,325

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2023 and 30 September 2024, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,408 million and

KZT 1,129 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

During the nine months ended 30 September 2024, the Group implemented amendments to its provision methodology, according to which, after 1080 days past due there is no reasonable expectations of recovery of collateralized defaulted car loans. As such the car loans are fully written off when past due by more than 1080 days. The effect of change of the policy for prior periods is not material.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine and Uzbekistan, where the Company and its subsidiaries operate and which may differ from IFRS.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	31 December 2023	30 September 2024

Vacation reserve, accrued bonuses and share-based compensation	1,242	975
Property, equipment and intangible assets	(4,012)	(3,729)
Other	527	(843)
Net deferred tax liability	(2,243)	(3,597)

Relationships between net income before tax and income tax expenses are explained as follows:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024
Net income before tax	720,863	898,697	279,563	333,313
Tax at the statutory tax rate of 20%	(144,173)	(179,739)	(55,913)	(66,662)
Non-taxable income	29,120	25,017	10,511	8,578
Non-deductible expense	(5,033)	(3,542)	(1,669)	(853)

Income tax expense	(120,086)	(158,264)	(47,071)	(58,937)

Current income tax expense	(121,373)	(156,910)	(47,153)	(58,661)
Deferred income tax benefit/(expense)	1,287	(1,354)	82	(276)
Income tax expense	(120,086)	(158,264)	(47,071)	(58,937)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine and 15% in Uzbekistan.

	30 September 2023	30 September 2024
Net deferred tax liability:
Balance at 31 December	(3,205)	(2,243)
Change in deferred income tax balances recognised in profit or loss	1,287	(1,354)
At the end of the period	(1,918)	(3,597)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the nine months ended 30 September 2024. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	30 September 2023	30 September 2024
Net income attributable to the shareholders of the Company	597,073	727,843
Weighted average number of common shares for basic earnings per share	189,976,406	189,770,380
Weighted average number of common shares for diluted earnings per share	191,624,662	191,225,640
Earnings per share – basic (KZT)	3,143	3,835
Earnings per share – diluted (KZT)	3,116	3,806

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 September	30 September
	2023	2024
Weighted average number of common shares for basic earnings per share	189,976,406	189,770,380
Number of potential common shares attributable to share-based compensation	1,648,256	1,455,260
Weighted average number of common shares for diluted earnings per share	191,624,662	191,225,640

10.
Cash and cash equivalents

	31 December 2023	30 September 2024

Cash on hand	259,639	165,548
Current accounts with other banks	274,534	86,573
Short-term deposits with other banks	216,217	254,513
Reverse repurchase agreements	70,076	-

Total cash and cash equivalents	820,466	506,634

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2023 and 30 September 2024, current accounts and short-term deposits with NBRK are KZT 90,098 million and KZT 191,301 million, respectively.

As at 31 December 2023 and 30 September 2024, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 70,160 million and KZT Nil, respectively.

As at 31 December 2023 and 30 September 2024, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 27,357 million and KZT 31,905 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2023	30 September 2024

Total financial assets at FVTOCI	1,377,130	1,429,940
Total financial assets at FVTPL	642	1,350

Total investment securities and derivatives	1,377,772	1,431,290

Financial assets at FVTOCI comprise:	31 December 2023	30 September 2024

Debt securities	1,376,728	1,429,502
Equity investments	402	438

Total financial assets at FVTOCI	1,377,130	1,429,940

	Interest rate, %	31 December 2023	Interest rate, %	30 September 2024
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	930,726	0.60-16.70	1,151,317
Corporate bonds	2.00-15.88	252,946	2.00-15.88	275,400
Sovereign bonds of foreign countries	0.63-3.50	1,687	0.63-4.00	2,785
Discount notes of the NBRK	14.44	191,369	-	-

Total debt securities		1,376,728		1,429,502

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2023	33,681	1,335,500	4,037	3,510	1,376,728
Debt securities as at 30 September 2024	37,053	1,314,508	4,615	73,326	1,429,502

Financial assets at FVTPL comprise:

	31 December 2023	30 September 2024

Derivative financial instruments	642	1,350
Total financial assets at FVTPL	642	1,350

As at 30 September 2024, financial assets at FVTPL included swap and spot instruments of
KZT 43 million (2023: KZT 642 million) with a notional amount of KZT 235,707 million
(2023: KZT 165,555 million) and forwards of KZT 1,307 (2023: KZT Nil) with a notional amount of KZT 187,603 (2023: KZT Nil).

As at 30 September 2024, financial liabilities at FVTPL included swap and spot instruments of
KZT 217 million (2023: KZT 187 million) with a notional amount of KZT 240,083 million
(2023: KZT 164,686 million) and forwards of KZT 1,387 million (2023: KZT 978 million) with a notional amount of KZT 192,874 million (2023: KZT 14,739 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

As at 31 December 2023 and 30 September 2024, investment securities were not pledged or somehow restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling KZT 154 million and KZT 22,384 million, respectively (Note 13).

12.
Loans to customers

	31 December 2023	30 September 2024

Gross loans to customers	4,478,489	5,526,146
Allowance for impairment losses (Note 7)	(242,532)	(281,430)

Total loans to customers	4,235,957	5,244,716

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

Movements in allowances for impairment losses on loans to customers for the nine months ended 30 September 2023 and 2024 are disclosed in Note 7.

As at 31 December 2023 and 30 September 2024, accrued interest of KZT 46,207 million and
KZT 59,134 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2023	244,161	242,532	99%
As at 30 September 2024	310,958	281,430	91%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Nine months ended 30 September 2023	Nine months ended 30 September 2024	Three months ended 30 September 2023	Three months ended 30 September 2024
Provision expenses on loans to customers:
Loans to customers	(55,118)	(83,076)	(22,569)	(27,036)
Total provision expenses on loans to customers	(55,118)	(83,076)	(22,569)	(27,036)

The Group did not provide loans, which individually exceeded 10% of the Group’s equity.

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,983,639	87,431	439,183	15,893	5,526,146
Allowance for impairment losses	(70,324)	(23,026)	(186,667)	(1,413)	(281,430)
Carrying amount as at 30 September 2024	4,910,731	(67,420)	252,572	13,994	5,244,716

During the nine months ended 30 September 2023 and 2024, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 71,877 million and
KZT 93,601 million, respectively, by providing an interest free extended repayment schedule. During the nine months ended 30 September 2023 and 2024, KZT 24,024 million and
KZT 41,577 million, respectively, of restructured loans were collected.

As at 31 December 2023 and 30 September 2024, the Group’s restructured loans in

Stage 3 amounted to the gross carrying amount of KZT 57,571 million and KZT 81,024 million, respectively.

As at 31 December 2023 and 30 September 2024, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 8,821 million and KZT 13,921 million, respectively.

As at 31 December 2023 and 30 September 2024, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 1,568 million and KZT 12,818 million, respectively.

As at 31 December 2023 and 30 September 2024, the Group’s restructured loans recognized as POCI amounted to the gross carrying amount of KZT 10,504 million and KZT 15,893 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

13.
Due to banks

	31 December 2023	30 September 2024
Recorded at amortised cost:
Time deposits of banks and other financial institutions	-	28,056
Repurchase agreements	154	22,871

Total due to banks	154	50,927

As at 31 December 2023 and 30 September 2024, accrued interest of KZT 1 million and KZT 94 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2023 and 30 September 2024, amounted to KZT 154 million and KZT 22,384 million, respectively.

14.
Customer accounts

	31 December 2023	30 September 2024

Individuals
Term deposits	4,316,825	4,880,422
Current accounts	826,328	790,503
Total due to individuals	5,143,153	5,670,925

Corporate customers
Term deposits	44,233	79,628
Current accounts	254,070	208,585
Total due to corporate customers	298,303	288,213

Total customer accounts	5,441,456	5,959,138

As at 31 December 2023 and 30 September 2024, accrued interest of KZT 44,044 million and
KZT 51,008 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2023 and 30 September 2024, customer accounts of KZT 60,260 million and
KZT 53,195 million, respectively, were held as security against loans to customers.

As at 31 December 2023 and 30 September 2024, customer accounts of KZT 97,806 million (1.80% of total customer accounts) and KZT 90,192 million (1.51% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2023 and 30 September 2024, customer accounts were predominately denominated in KZT, comprising 91% and 92%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

15.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2023	216,742,000	199,500,000	(9,190,030)	190,309,970
GDR options exercised (Note 16)	-	-	618,788	618,788
GDR buyback program	-	-	(1,595,293)	(1,595,293)

31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465

GDR options exercised (Note 16)	-	-	747,178	747,178
GDR buyback program	-	-	(64,914)	(64,914)
30 September 2024	216,742,000	199,500,000	(9,484,271)	190,015,729

During the years ended 31 December 2022, 2023 and nine months ended 30 September 2024, the Board of Directors approved nine separate GDR buyback programs.

The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital.

One GDR represents one share.

The following table summarizes the details of the GDR buyback programs:

	Start date	Termination date	Number of GDRs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
30 September 2024			4,036,932	127,227

The Group accounts for GDRs repurchased as treasury shares.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
Balance at 1 January 2023	130,144	(94,058)	36,086
GDR options exercised	-	2,760	2,760
GDR buyback program	-	(60,703)	(60,703)
Balance at 31 December 2023	130,144	(152,001)	(21,857)
GDR options exercised	-	3,332	3,332
GDR buyback program	-	(2,852)	(2,852)
Balance at 30 September 2024	130,144	(151,521)	(21,377)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

The following tables represent dividends declared:

	Dividends declared	Dividend per share

March 2023	269,365	KZT 1,350
September 2023	129,702	KZT 750
Total for the period ended 30 September 2023	399,067

	Dividends declared	Dividend per share

February 2024	161,514	KZT 850
April 2024	161,514	KZT 850
August 2024	161,514	KZT 850
Total for the period ended 30 September 2024	484,542

16.
Share-based compensation

In 2023, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognized in the early years of overall plan.

	30 September 2023	30 September 2024

Share-based compensation expense	(11,651)	(11,666)
Share options	(11,651)	(11,666)

GDR Options

The fair value of GDR options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of GDR options that will eventually vest. Recipients of GDR options are entitled to receive dividends once GDR options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December 2023	30 September 2024

Black-Scholes model inputs:
Weighted average share price in USD	67.3	67.3
Expected volatility	42.4%	42.4%
Risk-free rate	4.2%	4.2%
Dividend yield	7.0%	7.0%

Expected volatility is based on the historical share price volatility over the past 3 years.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

The following table summarizes the details of the GDR options outstanding:

	31 December 2023 (GDRs)	30 September 2024 (GDRs)
Outstanding at the beginning of the period	2,266,166	2,202,438
Granted	564,800	-
Forfeited	(9,740)	-
Exercised	(618,788)	(747,178)
Expired	-	-
Outstanding at the end of the period	2,202,438	1,455,260

In the period ended 31 December 2023 and 30 September 2024, 618,788 GDR options and
747,178 GDR options, respectively, were exercised and GDRs were issued from treasury shares.

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2023	29,274
GDR options accrued	20,859
GDR options exercised	(15,323)
31 December 2023	34,810
GDR options accrued	11,666
GDR options exercised	(19,999)
30 September 2024	26,477

17.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

Financial assets/financial liabilities	Fair value as at 31 December 2023	Fair value as at 30 September 2024	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 11)	3,968	7,886	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,370,806	1,419,124	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	2,322	2,871	Level 3	DCF method with weighted average discount ratio 7.3%
Unlisted Equity investments classified as financial assets at FVTOCI (Note 11)	34	59	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	642	1,350	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivative financial liabilities (Note 11)	1,165	1,604	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2023, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 407,086 million and KZT 713,131 million, respectively. As at 30 September 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 372,037 million and KZT 777,226 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

There were no transfers between Level 1 and Level 2 in the period.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total
1 January 2024	2,322	2,322

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	549	549
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

30 September 2024	2,871	2,871

During the nine months ended 30 September 2023 and 2024, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2023
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	30,683	30,048	Level 2
Loans to customers	4,235,957	4,230,722	Level 3
Due to banks	154	154	Level 2
Customer accounts	5,441,456	5,382,189	Level 2
Debt securities issued	99,468	96,666	Level 2
Subordinated debt	62,369	60,895	Level 2

	30 September 2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	35,050	34,644	Level 2
Loans to customers	5,244,716	4,952,192	Level 3
Due to banks	50,927	50,275	Level 2
Customer accounts	5,959,138	5,907,540	Level 2
Debt securities issued	49,831	48,625	Level 2
Subordinated debt	60,910	59,160	Level 2

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

18.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2023		30 September 2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	2,435	4,478,489	1,283	5,526,146
- entities controlled by the key management personnel of the Group	2,435		1,283

Allowance for impairment losses on loans to customers	(2)	(242,532)	-	(281,430)
- entities controlled by the key management personnel of the Group	(2)		-

Other assets	1,196	135,598	1,267	145,018
- entities controlled by the key management personnel of the Group	1,196		1,267

Customer accounts	15,259	5,441,456	6,959	5,959,138
- entities controlled by the key management personnel of the Group	9,526		1,643
- key management personnel of the Group	5,662		5,297
- other related parties	71		19

Other liabilities	5,050	115,272	724	124,257
- entities controlled by the key management personnel of the Group	5,004		724
- key management personnel of the Group	46		-

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

	30 September 2023		30 September 2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

REVENUE
Net fee revenue	3,107	682,287	3,199	907,495
- entities controlled by the key management personnel of the Group	2,994		3,075
- key management personnel of the Group	113		124

Interest revenue	199	602,604	157	773,757
- entities controlled by the key management personnel of the Group	199		157

Other gains/(losses)	2	20,673	-	5,337
- entities controlled by the key management personnel of the Group	2		-	-

COSTS AND OPERATING EXPENSES
Interest expense	(427)	(344,431)	(490)	(451,521)
- entities controlled by the key management personnel of the Group	(409)		(5)
- key management personnel of the Group	(16)		(484)
- other related parties	(2)		(1)
Transaction expenses	(113)	(20,078)	(134)	(21,418)
- entities controlled by the key management personnel of the Group	(113)		(134)

Cost of goods and services	(3,065)	(108,085)	(4,856)	(212,147)
- entities controlled by the key management personnel of the Group	(3,065)		(4,856)

Up until its acquisition in October 2023, Kolesa Group was an entity controlled by the key management personnel of the Group and was a party to an agreement, under which we were paying fees to Kolesa Group for car loans generated on Kolesa’s car classifieds platform. During the nine months ended 30 September 2023 and 2024, transaction costs attributable to origination of loans to customers and paid to entities controlled by the key management personnel of the Group, were KZT 3,061 million and KZT Nil, respectively.

During the nine months 30 September 2023 and 2024, the total value of goods purchased from entities controlled by the key management personnel was KZT 2,507 million and KZT 4,312 million, respectively, from which KZT 2,600 million and KZT 4,356 million, respectively, recognised in cost of goods and services.

During the nine months 30 September 2023 and 2024, the total value of equipment and other assets purchased from entities controlled by the key management personnel was KZT Nil and KZT 1,026 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the nine months ended 30 September 2024 (Unaudited)

(in millions of KZT)

Compensation to directors and other members of key management is presented as follows:

	Nine months ended 30 September 2023		Nine months ended 30 September 2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Compensation to key management personnel:
Employee benefits	(402)	(57,685)	(322)	(76,364)
Share-based compensation	(3,157)	(11,651)	(1,362)	(11,666)

19.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank”-subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December 2023	30 September 2024

Tier 1 capital (k1.2)	17.4%	17.5%
Total capital (k.2)	18.1%	18.0%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December 2023	30 September 2024

Tier 1 capital (k1.2)	12.6%	12.5%
Total capital (k.2)	13.0%	12.7%

20.
Subsequent events

On 17 October 2024 Kaspi.kz signed a stock purchase agreement to purchase Class A and Class B shares representing 65.41% of the total outstanding share capital of Hepsiburada. The aggregate consideration for the transaction is approximately USD 1,127 million, payable in cash in two tranches: USD 600 million at closing, and USD 527 million no later than in six months post-closing. Subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

On 18 October 2024, the Board of Directors of the Company proposed a dividend of
KZT 850 per share, subject to Shareholder approval.